Royal Bank of Canada

200 Bay Street

Toronto, Ontario

Canada M5J 2J5

September 10, 2021

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: David Lin, Staff Attorney

Re:	Royal Bank of Canada – Registration Statement on Form F-3 (File No. 333-259205)

Ladies and Gentlemen:

Royal Bank of Canada (the “Registrant”) respectfully requests that the effective date of the above-captioned Registration Statement, as amended by Pre-Effective Amendment No. 1 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 10:00 a.m. on September 14, 2021 or as soon as practicable thereafter.

In accordance with the requirements of Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant hereby confirms that it is aware of its obligations under the Act.

Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Donald R. Crawshaw via telephone at (212) 558-4016 or via e-mail at crawshawd@sullcrom.com, or Bonnie C. Macfarlane via telephone at (212) 558-3690 or via e-mail at macfarlaneb@sullcrom.com.

Very truly yours,

ROYAL BANK OF CANADA

By:	/s/ Josie Caldas
Josie Caldas
Senior Counsel and Assistant
Secretary

cc:	Donald R. Crawshaw

Bonnie C. Macfarlane

(Sullivan & Cromwell LLP)